

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

David Kirn, M.D.
Chief Executive Officer
4D Molecular Therapeutics, Inc.
5858 Horton Street #455
Emeryville, California 94608

> **Re: 4D Molecular Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 23, 2022**
> **File No. 333-267013**

Dear Dr. Kirn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark V. Roeder